

BB 3/17

UNITED STATES
ITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44792

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Highbridge Capital Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Cayman Corporate Centre, 4th Floor, 27 Hospital Road
(No. and Street)

Grand Cayman	Cayman Islands	BWI
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Howard Feitelberg (345) 945-1400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers
(Name – *if individual, state last, first, middle name*)

Strathvale House	George Town	Grand Cayman	BWI
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SO 3/22

3/18

HIGHBRIDGE CAPITAL CORPORATION

P.O. Box 30554 SMB
GRAND CAYMAN
CAYMAN ISLANDS
BRITISH WEST INDIES
TEL: (345) 945-1400
FAX: (345) 945-1488

February 28, 2005

I, Howard Feitelberg, affirm that, to the best of my knowledge and belief, the accompanying consolidated financial statements and supporting schedules pertaining to the firm of Highbridge Capital Corporation and subsidiaries, as of December 31, 2004, are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

Howard Feitelberg

Subscribed and sworn to before me
This 28th day of February, 2005.

Notary Public

Highbridge Capital Corporation

Consolidated Financial Statements and Supplemental Schedules
December 31, 2004

The Commodity Pool Operator has claimed an exemption from certain requirements pursuant to Regulation 4.7 of the Commodity Futures Trading Commission.

Highbridge Capital Corporation
Consolidated Financial Statements
Index of Report
December 31, 2004

This report** contains (check all applicable boxes):

- ☒ (a) Facing page
- ☒ (b) Consolidated Statement of Financial Condition
- ☒ (c) Consolidated Statement of Income and Expenses
- ☒ (d) Consolidated Statement of Cash Flows
- ☒ (e) Consolidated Statement of Changes in Shareholders' Equity
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Under Rule 15c3-3
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- ☒ (k) A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation
- ☒ (l) An Oath or Affirmation
- ☐ (m) A copy of the SIPC Supplemental Report
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
- ☒ (o) Exemptive Provision under Rule 15c3-3

* * For conditions of confidential treatment of certain portions of this filing, see section 14017a-5(e)(3)

Highbridge Capital Corporation
Consolidated Financial Statements
Index
December 31, 2004

Page(s)

Report of Independent Auditors 1

Financial Statements

Consolidated Statement of Financial Condition 2

Consolidated Condensed Schedule of Investments 3–10

Consolidated Statement of Income and Expenses 11

Consolidated Statement of Changes in Shareholders' Equity 12

Consolidated Statement of Cash Flows 13

Consolidated Notes to Financial Statements 14–21

Supplementary Schedules

Schedule I – Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission 22

Schedule II – Computation for Determination of Reserve
Requirements for Brokers and Dealers Pursuant to Rule 15c3-3
under the Securities Exchange Act of 1934 23

Schedule III – Reconciliation of the Unaudited Form X-17A-5
to the Audited Consolidated Statement of Financial Condition 24



PricewaterhouseCoopers
P.O. Box 258GT
Strathvale House
George Town, Cayman Islands
Telephone 345 949 7000
Facsimile 345 949 1569

Report of Independent Auditors

To the Board of Directors and Shareholders
of Highbridge Capital Corporation

In our opinion, the accompanying consolidated statement of financial condition, including the consolidated condensed schedule of investments, and the related consolidated statements of income and expenses, changes in shareholders' equity and cash flows present fairly, in all material respects, the consolidated financial position of Highbridge Capital Corporation and its subsidiaries (together the "Company") at December 31, 2004, and the results of their operations, their changes in shareholders' equity and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

PricewaterhouseCoopers

February 28, 2005

Highbridge Capital Corporation
Consolidated Statement of Financial Condition
December 31, 2004
(in U.S. Dollars, in 000's)

Assets		
Cash	$	14,874
Interest and dividends receivable		108,326
Due from clearing brokers		3,958,490
Securities inventory-pledged, at fair value		
Equities, common and preferred stocks		5,122,191
Debt securities		13,814,983
Options		1,006,525
Other assets		11,039
Total assets	$	24,036,428
Liabilities and Shareholders' Equity		
Interest, dividends and fees payable	$	52,575
Due to clearing brokers		1,198,910
Securities sold, but not yet purchased, at fair value		
Equities		15,080,792
Debt securities		1,094,710
Options		360,594
Incentive and management fees payable		29,180
Shareholders' redemptions payable		55,795
Other liabilities		8,434
Total liabilities		17,880,990
Shareholders' equity		6,159,813
Less: Subscriptions receivable		(4,375)
Total shareholders' equity		6,155,438
Total liabilities and shareholders' equity	$	24,036,428

The accompanying notes are an integral part of these consolidated financial statements.

Highbridge Capital Corporation
Consolidated Condensed Schedule of Investments
December 31, 2004
(in U.S. Dollars, in 000's)

Description	Percent of Shareholders' Equity	Fair Value
Securities Inventory		
Equities, common and preferred stocks		
Asia & Pacific Rim (primarily Japan)		
Communications	0.35%	$ 21,539
Consumer	1.70%	104,925
Diversified	0.01%	454
Energy	0.15%	9,377
Financial Services	3.68%	226,695
Health Care	0.20%	12,551
Industrials	1.50%	92,189
Information Technology	0.70%	42,805
Materials	0.59%	36,508
Utilities	0.23%	13,850
Total Asia & Pacific Rim (primarily Japan) (cost $541,077)	9.11%	560,893
Europe		
Communications	1.53%	94,218
Consumer	2.96%	181,939
Energy	0.55%	33,641
Financial Services	5.73%	352,809
Health Care	0.13%	8,099
Industrials	0.27%	16,683
Information Technology	1.62%	99,899
Utilities	0.02%	1,051
Total Europe (cost $693,938)	12.81%	788,339
North America (primarily United States)		
Communications	2.56%	157,564
Consumer	20.94%	1,289,235
Diversified	0.05%	3,148
Energy	3.30%	203,171
Financial Services	6.52%	401,088
Health Care	6.84%	420,736
Industrials	4.54%	279,723
Information Technology	11.21%	689,946
Materials	2.26%	139,393
Telecommunications Services	0.00%	11
Utilities	2.41%	148,149
Other	0.66%	40,795

The accompanying notes are an integral part of these consolidated financial statements.

Highbridge Capital Corporation
Consolidated Condensed Schedule of Investments
December 31, 2004
(in U.S. Dollars, in 000's)

Description	Percent of Shareholders' Equity	Fair Value
Securities Inventory, continued		
Equities, common and preferred stocks, continued		
Total North America (primarily United States) (cost $3,597,755)	61.29%	3,772,959
Total equities, common and preferred stocks (cost $4,832,770)	83.21%	$ 5,122,191
Debt Securities		
Asia & Pacific Rim (primarily Japan)		
Communications	0.33%	$ 20,273
Consumer	2.31%	142,062
Energy	0.00%	20
Financial Services	5.25%	323,305
Health Care	0.55%	33,775
Industrials	3.58%	220,478
Information Technology	5.26%	323,846
Materials	2.02%	124,227
Utilities	0.37%	22,639
Total Asia & Pacific Rim (primarily Japan) (cost $1,106,894)	19.67%	1,210,625
Europe		
Communications	4.64%	285,369
Consumer	21.09%	1,298,295
Diversified	1.34%	82,476
Financial Services	11.20%	689,465
Government	0.02%	1,293
Industrials	9.41%	579,273
Information Technology	1.67%	102,650
Materials	0.95%	58,601
Other	0.04%	2,478
Utilities	2.33%	143,196
Total Europe (cost $2,836,435)	52.69%	3,243,096
North America (primarily United States)		
Communications	8.65%	532,319
Consumer	40.27%	2,478,682
Energy	5.94%	365,629
Financial Services	19.01%	1,170,350
Government	0.38%	23,672

The accompanying notes are an integral part of these consolidated financial statements.

Highbridge Capital Corporation
Consolidated Condensed Schedule of Investments
December 31, 2004
(in U.S. Dollars, in 000's)

Description	Percent of Shareholders' Equity	Fair Value
Securities Inventory, continued		
Debt Securities, continued		
North America (primarily United States), continued		
Health Care	26.63%	1,639,148
Industrials	14.61%	899,599
Information Technology	20.22%	1,244,457
Materials	9.16%	564,097
Transportation	0.20%	12,278
Utilities	5.94%	365,634
Other	1.06%	65,397
Total North America (primarily United States (cost $8,679,335)	152.07%	9,361,262
Total debt securities (cost $12,622,664)	224.43%	$ 13,814,983
Options		
Asia & Pacific Rim (primarily Japan)		
Consumer Discretionary	0.36%	$ 21,880
Energy	0.00%	1
Financial Services	0.33%	20,518
Government	0.02%	986
Health Care	0.03%	2,014
Index	0.03%	2,000
Industrials	0.67%	41,430
Information Technology	1.14%	70,028
Materials	0.34%	20,894
Telecommuications Services	0.02%	1,176
Utilities	0.02%	1,283
Total Asia & Pacific Rim (primarily Japan) (cost $86,063)	2.96%	182,210
Europe		
Communications	0.01%	337
Consumer	0.29%	17,770
Financial Services	0.69%	42,463
Health Care	0.04%	2,284
Industrials	0.35%	21,584
Information Technology	0.47%	29,186
Materials	0.04%	2,435
Telecommunications Services	0.63%	38,984
Utilities	0.26%	15,921
Total Europe (cost $74,302)	2.78%	170,964

The accompanying notes are an integral part of these consolidated financial statements.

Highbridge Capital Corporation
Consolidated Condensed Schedule of Investments
December 31, 2004
(in U.S. Dollars, in 000's)

Description	Percent of Shareholders' Equity	Fair Value
Securities Inventory, continued		
Options, continued		
North America (primarily United States)		
Communications	0.44%	27,144
Consumer	1.84%	113,384
Energy	0.67%	41,443
Financial Services	1.07%	66,167
Government	0.01%	428
Health Care	1.31%	80,663
Index	0.98%	60,268
Industrials	1.14%	70,154
Information Technology	1.72%	105,680
Materials	1.13%	69,710
Telecommunications Services	0.01%	425
Utilities	0.29%	17,843
Other	0.00%	42
Total North America (primarily United States) (cost $471,678)	10.61%	653,351
Total options (cost $632,043)	16.35%	$ 1,006,525
Securities inventory (cost $18,087,477)	323.99%	$ 19,943,699
Securities Sold, but not Yet Purchased		
Equities		
Asia & Pacific Rim (primarily Japan)		
Communications	0.62%	$ 38,093
Consumer	3.71%	228,321
Energy	0.14%	8,489
Financial Services	5.96%	366,969
Health Care	0.80%	49,375
Industrials	3.42%	210,677
Information Technology	3.67%	225,853
Materials	1.52%	93,501
Utilities	0.52%	32,229
Total Asia & Pacific Rim (primarily Japan) (proceeds $1,156,097)	20.36%	1,253,507

The accompanying notes are an integral part of these consolidated financial statements.

Highbridge Capital Corporation
Consolidated Condensed Schedule of Investments
December 31, 2004
(in U.S. Dollars, in 000's)

Description	Percent of Shareholders' Equity	Fair Value
Securities Sold, but not Yet Purchased, continued		
Equities, continued		
Europe		
Communications	8.33%	512,823
Consumer	11.82%	727,740
Diversified	0.08%	5,060
Energy	0.20%	12,518
Financial Services	8.71%	535,869
Health Care	0.10%	5,963
Industrials	9.80%	603,256
Information Technology	0.56%	34,523
Materials	1.92%	118,417
Utilities	2.61%	160,742
Total Europe (proceeds $2,311,474)	44.13%	2,716,911
North America (primarily United States)		
Communications	7.08%	435,655
Consumer	51.73%	3,184,220
Energy	6.08%	374,036
Financial Services	29.78%	1,832,953
Health Care	26.24%	1,615,297
Industrials	16.28%	1,002,174
Information Technology	19.39%	1,193,532
Materials	11.35%	698,561
Other	0.46%	28,333
Utilities	12.11%	745,613
Total North America (primarily United States) (proceeds $9,929,625)	180.50%	11,110,374
Total equities (proceeds $13,397,196)	244.99%	$ 15,080,792
Debt Securities		
Asia & Pacific Rim (primarily Japan)		
Consumer	0.00%	$ 248
Financial Services	0.37%	22,766

The accompanying notes are an integral part of these consolidated financial statements.

Highbridge Capital Corporation
Consolidated Condensed Schedule of Investments
December 31, 2004
(in U.S. Dollars, in 000's)

Description	Percent of Shareholders' Equity	Fair Value
Securities Sold, but not Yet Purchased, continued		
Debt Securities, continued		
Total Asia & Pacific Rim (primarily Japan) (proceeds $21,882)	0.37%	23,014
Europe		
Communications	0.00%	23
Consumer	0.02%	1,258
Diversified	0.00%	170
Industrial	0.03%	1,666
Total Europe (proceeds $3,111)	0.05%	3,117
North America (primarily United States)		
Communications	2.60%	159,945
Consumer	3.91%	240,650
Energy	0.91%	56,102
Financial Services	1.70%	104,755
Government	2.65%	163,342
Health Care	0.96%	58,796
Industrials	1.91%	117,753
Information Technology	0.55%	34,115
Materials	0.80%	49,457
Other	0.90%	55,260
Utilities	0.46%	28,404
Total United States (proceeds $1,042,639)	17.35%	1,068,579
Total debt securities (proceeds $1,067,632)	17.77%	$ 1,094,710
Options		
Asia & Pacific Rim (primarily Japan)		
Index	0.01%	$ 426
Total Asia & Pacific Rim (primarily Japan) (proceeds $426)	0.01%	426
Europe		
Consumer	0.00%	16
Index	0.41%	24,980

The accompanying notes are an integral part of these consolidated financial statements.

Highbridge Capital Corporation
Consolidated Condensed Schedule of Investments
December 31, 2004
(in U.S. Dollars, in 000's)

Description	Percent of Shareholders' Equity	Fair Value
Securities Sold, but not Yet Purchased, continued		
Options, continued		
Industrials	0.02%	1,070
Information Technology	0.02%	1,200
Telecommunications Services	0.00%	235
Total Europe (proceeds $31,572)	0.45%	27,501
North America (primarily United States)		
Communications	0.00%	194
Consumer	0.57%	34,795
Energy	0.02%	1,149
Financial Services	0.05%	3,019
Health Care	0.86%	53,044
Index	2.60%	160,140
Industrials	0.00%	140
Information Technology	1.11%	68,072
Materials	0.00%	163
Utilities	0.01%	340
Other	0.19%	11,611
Total North America (primarily United States) (proceeds $443,933)	5.41%	332,667
Total options (proceeds $475,931)	5.87%	$ 360,594
Securities sold, but not yet purchased (proceeds $14,940,759)	268.63%	$ 16,536,096
Derivatives		
Swaps		
Communications	0.12%	$ 7,386
Consumer	0.16%	10,089
Diversified	0.00%	134
Energy	0.29%	17,569
Financial Services	-0.15%	(8,996)
Government	-0.04%	(2,400)
Health Care	0.34%	21,098
Index	0.06%	3,702
Industrials	-0.23%	(13,910)
Information Technology	-0.62%	(38,077)
Interest Rate	-0.26%	(16,306)
Materials	-0.23%	(14,353)

The accompanying notes are an integral part of these consolidated financial statements.

Highbridge Capital Corporation
Consolidated Condensed Schedule of Investments
December 31, 2004
(in U.S. Dollars, in 000's)

Description	Percent of Shareholders' Equity		Fair Value
Derivatives, continued			
Swaps, continued			
Telecommuications Services	0.00%		229
Utilities	0.10%		5,853
Other	-0.40%		(24,670)
Total Swaps	-0.86%	$	(52,652)
Futures			
Commodity	0.00%	$	105
Currency	-0.48%		(29,850)
Financial Services	-0.01%		(739)
Index	-0.49%		(29,971)
Other	0.03%		2,046
Total Futures	-0.95%		(58,409)
Total Derivatives	-1.81%	$	(111,061)

The accompanying notes are an integral part of these consolidated financial statements.

Highbridge Capital Corporation
Consolidated Statement of Income and Expenses
Year Ended December 31, 2004
(in U.S. Dollars, in 000's)

Revenues		
Principal transactions, net	$	624,148
Interest income		339,686
Dividend income		67,385
Total revenues		1,031,219
Expenses		
Interest and stock borrow fees		184,071
Dividend expense		174,167
Incentive fees		133,572
Management fees		114,731
Depreciation and amortization		745
Other		22,129
Total expenses		629,415
Net income	$	401,804

The accompanying notes are an integral part of these consolidated financial statements.

Highbridge Capital Corporation
Consolidated Statement of Changes in Shareholders' Equity
Year Ended December 31, 2004
(in U.S. Dollars, in 000's except share amounts)

	Shares		Amount
Shareholders' equity, December 31, 2003	91,724.00	$	4,759,861
Issuance of shares	26,984.71		1,447,251
Redemption of shares	(8,324.64)		(453,478)
Net income	-		401,804
Shareholders' equity, December 31, 2004	110,384.07	$	6,155,438

The accompanying notes are an integral part of these consolidated financial statements.

Highbridge Capital Corporation
Consolidated Statement of Cash Flows
Year Ended December 31, 2004
(in U.S. Dollars, in 000's)

Cash flows from operating activities		
Net income	$	401,804
Adjustments to reconcile net income to cash used in operating activities		
Depreciation and amortization		745
(Increase) decrease in operating assets		
Interest and dividends receivable		(40,907)
Due from clearing brokers		(375,361)
Securities inventory		(5,918,857)
Other assets		(9,107)
Increase (decrease) in operating liabilities		
Securities sold, but not yet purchased		5,818,490
Interest, dividends and fees payable		31,359
Due to clearing brokers		(925,291)
Incentive and management fees payable		(3,083)
Other liabilities		876
Net cash used in operating activities		(1,019,332)
Cash flows from financing activities		
Proceeds from participating shares issued		1,355,928
Decrease in subscriptions receivable		91,323
Payments for participating shares redeemed		(453,478)
Increase in shareholders' redemptions payable		32,022
Net cash provided by financing activities		1,025,795
Net change in cash		6,463
Cash		
Beginning of year		8,411
End of year	$	14,874
Supplemental disclosure of cash flow information		
Cash paid during the year for interest	$	32,108

The accompanying notes are an integral part of these consolidated financial statements.

1. Organization

Highbridge Capital Corporation ("HCC") was incorporated as an exempted company in April 1992 under the laws of the Cayman Islands. HCC is a registered broker-dealer under the United States ("U.S.") Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. HCC's activities include trading U.S. and non-U.S. securities, derivatives and commodities including equities, futures, exchange traded and over-the-counter options, warrants, and convertible and corporate bonds for its own account. Highbridge Capital Management, LLC ("HCM"), a Delaware limited liability company, serves as the investment manager of HCC (the "Trading Manager").

Prior to December 13, 2004, the trading manager of HCC was Dubin & Swieca Asset Management, LLC (formerly known as Highbridge Capital Management, LLC) "DSAM", a Delaware limited liability company formed in 1997. DSAM is a wholly-owned subsidiary of Dubin & Swieca Asset Management, Inc. (formerly known as Highbridge Capital Management, Inc.) ("DSAM, Inc."), a money management company incorporated in Delaware in 1989. Effective December 13, 2004, the rights and obligations of DSAM under the Trading Manager Agreement with HCC were assigned to HCM in connection with the purchase by JPMorgan Chase & Co. ("JPM") of certain assets of DSAM. In connection with the purchase, HCM assumed the name "Highbridge Capital Management, LLC" and JPM purchased a majority interest in HCM. Under the terms of the agreement pursuant to which JPM acquired its interest in HCM, JPM will acquire the balance of HCM in a series of later transfers. Day to day management and control of the investment process and operations of HCM remains with the principals and portfolio managers of DSAM who became the principals and portfolio managers of HCM.

HCC owns all of the outstanding shares of Highbridge International LLC ("HILLC") and Cobra LLC ("Cobra"). HILLC was incorporated as an exempted limited duration company in June 1993 and re-registered as an exempted limited liability company in December 1997 under the laws of the Cayman Islands. HILLC trades securities and enters into certain derivative transactions for its own account. Cobra was incorporated as an exempted limited duration company in August 1996 and re-registered as an exempted limited liability company in December 1997 under the laws of Cayman Islands. Cobra was established to purchase and sell less liquid assets, such as direct investments, for its own account. HILLC has established several wholly-owned subsidiaries each of which has a special investment purpose. Included among these subsidiaries are HCM/Z Special Opportunities LLC, which makes investments in distressed assets, special situations and bank debt, and Smithfield Fiduciary LLC, which purchases and sells private investments in public companies.

2. Significant Accounting Policies

The consolidated financial statements include the accounts of HCC and its wholly-owned subsidiaries (collectively, the "Company"). Intercompany accounts have been eliminated in consolidation.

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent

assets and liabilities at the date of the consolidated financial statements and the reported amounts of income and expenses during the reporting year. Actual results could differ from those estimates.

Securities inventory and securities sold, but not yet purchased are recorded at listed market prices or estimated fair value, as appropriate, and realized and unrealized gains and losses are reflected in principal transactions, net in the accompanying consolidated statement of income and expenses. Securities for which market quotations are not readily available, including trade claims, bank debt and private loans, are valued at their estimated fair value as determined in good faith under consistently applied procedures established by the Trading Manager including, but not limited to, one or more quotations provided by outside brokers or valuations provided by other third parties. Because of the inherent uncertainty of valuation for these investments, the estimate of fair value by the Trading Manager may differ from values that would have been used had a ready market existed, and any differences could be material. Securities transactions are accounted for on a trade date basis.

The Company, in the normal course of business, enters into futures, forwards, options, swaps and interest rate contracts which are recorded at listed market prices or estimated fair value, as appropriate, and realized and unrealized gains and losses are reflected in principal transactions, net in the accompanying consolidated statement of income and expenses. All positions are accounted for on a trade date basis.

Dividend income on securities inventory and dividend expense on securities sold, but not yet purchased are recorded on the ex-dividend date. Interest income and expense are recorded on the accrual basis.

The books and records of the Company are maintained in U.S. dollars. Assets and liabilities denominated in non-U.S. dollar currencies are translated into U.S. dollars using year-end spot foreign currency exchange rates. Purchases and sales of investments, income and expenses are translated at the rate of exchange on the respective dates of such transactions. The Company does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of investments. Such fluctuations are included with the realized and unrealized gains and losses, which are reflected in principal transactions, net in the accompanying consolidated statement of income and expenses.

Included in other assets in the accompanying consolidated statement of financial condition are fixed assets, primarily consisting of computer equipment and related software, which are depreciated over three years using the straight-line method.

Substantially all of the Company's cash and securities positions are either held as collateral by its clearing brokers against various margin obligations of the Company, or deposited with such clearing brokers for safekeeping purposes.

The Company enters into derivative transactions with counterparties, some of which are subject to bilateral collateral agreements ("Collateral Agreements"). The Company monitors the fair value of its derivative transactions on a daily basis, with additional collateral obtained or refunded as necessary. The Company records cash collateral posted as due from clearing brokers. As of December 31, 2004, the Company has pledged approximately $247.6 million of cash collateral under the Collateral Agreements.

Included in principal transactions, net on the consolidated statement of income and expenses are realized gains of $149.9 million and a change of unrealized appreciation of $474.2 million.

In the normal course of business the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not occurred. However, based on experience, the Company expects the risk of loss to be remote.

3. Due to/from Clearing Brokers

The Company finances a portion of its securities inventory through its clearing brokers which provide funds to purchase securities. These amounts (included in due to/from clearing brokers in the accompanying consolidated statement of financial condition) are collateralized with the securities purchased and the Company is charged interest each day at rates that are indexed to overnight Federal Funds or LIBOR. The Company must maintain margin balances as required by the clearing brokers. The Company's margin requirements of approximately $5.2 billion at December 31, 2004 were satisfied by equity maintained in the accounts with clearing brokers.

Substantially all of the Company's due from brokers balance relates to cash balances on deposit and receivables for unsettled transactions. The Company's securities positions are held by clearing brokers which are broker/dealers and members of major securities exchanges. The Company is subject to credit risk should a clearing broker be unable to meet its obligations to the Company. This risk is mitigated by the fact that the Company's domestic accounts are carried by its clearing brokers as "customer accounts" and are therefore afforded certain protections under U.S. Securities and Exchange Commission rules with regard thereto and under the Securities Investor Protection Corporation's insurance program and supplemental insurance programs maintained by such brokers.

As of December 31, 2004, approximately $1,276.6 million, $873.5 million and $608.2 million were due from three clearing brokers and approximately $381.4 million and $190.0 million were due to two clearing brokers.

4. Contracts and Agreements

The Company has entered into securities clearance arrangements with brokers which clear all principal transactions and provide certain other services in their capacity as the Company's clearing brokers. In consideration for clearance services provided, the Company pays fees on a trade by trade basis which vary based upon the country of clearance. These fees are included in principal transactions, net in the accompanying consolidated statement of income and expenses. Of the commissions paid to clearing brokers, $5.5 million was paid to solicitors who referred investors to the Company.

The Company clears its transactions primarily through nine major financial institutions.

The Company maintains a trading manager agreement with the Trading Manager. Under the terms of the agreement, the Trading Manager acts as trading manager to the Company and has authority to trade securities, futures and other interests on behalf of the Company. The Company pays the Trading Manager a monthly management fee equal to 1/6 of 1% (2% annually) of the Company's

net assets as of the beginning of each month. In addition, the Company pays the Trading Manager an incentive fee equal to 25% annually of net trading profits as defined in the Private Placement Memorandum (the "Incentive Fee"). The Incentive Fee is based on the results of the immediately preceding twelve-month period, taking into account the timing of redemptions, and is calculated and payable quarterly.

In the normal course of business, the Company, under the advisement of the Trading Manager, may enter into Advisory Agreements with other trading advisors. Such other advisors receive a management fee and/or an incentive fee. For the year ended December 31, 2004, no such fees were incurred.

Directors of the Company are not compensated for their services.

5. Capital Structure

HCC has authorized 89,900,000 Participating Shares at $0.01 par value. Participating shares may be issued as Class A or Class B shares.

HCC offers shares on a monthly basis at their net asset value as of the last business day of each month. The minimum initial subscription is $1,000,000 and additional shares may be purchased in multiples of $100,000.

Class A shareholders may redeem all or some of their shares at the net asset value per share as of the last day of February, May, August or November after providing 45 days prior written notice to the Company.

Class B shareholders may redeem all or some of their shares as of the second anniversary of the purchase date and every two years thereafter after providing 45 days prior written notice to the Company. Class B shareholders may redeem an amount equal to the cumulative appreciation on their Class B Participating Shares as of every anniversary of the purchase date after providing 45 days prior written notice to the Company. Class B Participating Shares are identical in all other respects to the Class A Participating Shares.

A shareholder redeeming less than all of his shares must retain after the redemption at least the $1,000,000 minimum subscription for shares.

6. Income Taxes

As an exempted company under the laws of the Cayman Islands, there are no Cayman Islands taxes, including income, capital gains and withholding taxes, applicable to the Company or its shareholders. Certain dividend and interest amounts earned may be subject to withholding taxes from other jurisdictions. Dividend and interest income is presented net of withholding taxes, where applicable.

7. Net Capital Requirements

HCC is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 (the "Rule"), which specifies, among other requirements, minimum net capital for registered broker-dealers. HCC has elected to compute its net capital under the alternative method permitted

by the Rule which requires HCC to maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. On December 31, 2004, the Company had net capital of approximately $311.7 million, which exceeded its requirement by approximately $311.5 million.

HCC's cash balances, included in due to/from broker, and security accounts held at the clearing brokers ("PAIB Assets") are considered allowable assets in the computation of net capital pursuant to an agreement between the Company and the clearing brokers which requires, among other things, for the clearing brokers to perform a computation of PAIB Assets similar to the customer reserve computation set forth in Rule 15c3-3.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 since the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

Redemptions of shares or distributions are subject to certain notification and other provisions of the Rule.

8. Financial Instruments

The Company enters into various derivative transactions in the conduct of its trading and hedging activities. These derivative transactions include futures, forwards, options, equity swaps, credit default swaps and other swaps. Derivatives are used to facilitate various trading strategies and to minimize general market, credit, or currency risks associated with the Company's portfolio investments. Equity and total return swaps involve an agreement to exchange cash flows based on the total return of underlying securities. Credit default swaps involve the exchange of cash flows based on the creditworthiness of the underlying issuer of securities. Interest rate swaps involve an agreement to exchange periodic interest payment streams (typically fixed vs. variable) calculated on a predetermined notional principal amount. Foreign currency forward contracts involve an agreement to deliver a specified currency at a specified price on a specified date.

The Company buys and sells securities, issued throughout the world, for its own account, primarily consisting of convertible bonds and preferred stocks, listed equity shares, equity warrants and other debt instruments whose principal payments may be indexed to the price of specific equity shares. The Company's risk management policies include the use of derivative instruments and other techniques to hedge exposure to currency fluctuations, interest rates associated with fixed rate convertible bonds and preferred stocks, credit risk and certain embedded derivatives such as the conversion feature of a convertible bond or preferred stock.

The Company may sell interest rate futures contracts or enter into interest rate swap contracts to hedge exposure to long interest rates associated with owning fixed rate convertible bonds and preferred stocks, may enter into currency forward contracts to hedge exposure to foreign currencies associated with owning or borrowing and selling short securities denominated in such foreign currencies, may buy or sell options to hedge or gain exposure to the instruments underlying the options or may enter into other swap contracts associated with hedging credit exposure and exposures to volatility embedded in the conversion feature of convertible bonds or convertible preferred stocks.

Market risk is the potential loss the Company may incur as a result of changes in the market value of a particular financial instrument. Currency risk arises from the possibility that fluctuations in foreign exchange rates will affect the value of such financial instruments, including foreign currency contracts and direct or indirect investments in securities of non-U.S. companies. Credit risk is the potential loss the Company may incur as a result of the failure of a counterparty or an issuer to make payments according to the terms of a contract. The Company is subject to credit risk with respect to unrealized gains on its over-the-counter derivative contracts including options and swaps. The Company mitigates such credit risk by receiving collateral from over-the-counter counterparties.

Certain other uses of derivative instruments by the Company include equity swap contracts which provide the Company with long or short exposure to securities underlying the swap contracts in a manner equivalent to owning or borrowing and selling short the securities themselves.

The year-end fair values of derivative instruments were as follows (in thousands):

Futures and forward contracts		
Assets	$	7,714
Liabilities		66,123
Bond and equity options		
Options held	$	1,006,525
Options written		360,594
Total return swaps		
Assets	$	940,301
Liabilities		719,839
Other swaps (principally credit default swaps and interest rate swaps)		
Assets	$	137,691
Liabilities		410,805

All derivative instruments are valued at fair value and realized and unrealized gains and losses are reflected in principal transactions, net in the accompanying consolidated statement of income and expenses. The fair values of futures, forwards and swaps are reflected in due from/to clearing brokers in the accompanying consolidated statement of financial condition. The notional value of total return swaps reflect long market value exposure of $8,574 million and short market value exposure of $3,976 million. The Company writes put options which may require it to purchase assets from the option holder at a specified date in the future. The Company reduces its exposures to these contracts by entering into offsetting transactions or by entering into contracts that hedge the market risk. At December 31, 2004, the notional value of these written options was $182 million and the expiration dates range from 2005 through January 2007. The Company monitors its positions continuously to reduce the risk of potential loss due to changes in market value or failure of counterparties to perform. For exchange traded contracts, the exchange acts as the counterparty to specific transactions and, therefore, bears the risk of delivery to and from counterparties of specific positions.

The Company is party to financial instruments with off-balance-sheet risk in the normal course of business. Securities sold, but not yet purchased represent obligations of the Company to deliver specified securities at contracted prices and thereby create a liability to purchase the securities at prevailing future market prices. Accordingly, these transactions result in off-balance-sheet risk as the Company's ultimate obligation to satisfy the sale of securities sold, but not yet purchased may exceed the amount recognized in the consolidated financial statements.

The use of derivative instruments requires the support of risk management techniques to monitor and control the potential for loss and to optimize exposure to selected risks in a manner which reflects the Company's knowledge and capabilities with respect to individual products and markets. The Company's risk management practices include performing market and liquidity stress testing on a regular basis.

9. Share Listing

The Company was admitted to the Official List of The Irish Stock Exchange on August 25, 1994. Shares of the Company are not traded on The Irish Stock Exchange.

10. Financial Highlights

The Company is required to disclose financial highlights, which consists of per share operating performance, total return, expense ratios and the net investment income (loss) ratio.

The following summarizes the Company's financial highlights for the year ended December 31, 2004:

Per share operating performance	
(For a participating share outstanding throughout the year)	
Net asset value, beginning of year	$ 51,893.30
Net income from investment operations	3,870.52
Net asset value, end of the year	$ 55,763.82
Total return	
Total return before Incentive Fee	9.78%
Incentive Fee	-2.32%
Total return after Incentive Fee	7.46%
Expense ratios	
Total expenses before Incentive Fee	8.61%
Incentive Fee	2.32%
Total expenses and Incentive Fee	10.93%

"Total return" is calculated based on the change in net asset value per share during the year, divided by beginning net asset value per share. Total return is calculated net of total expenses, which include investment-related expenses (interest expense, stock borrow fees, and short dividend expense), operating expenses and management fees. The total return ratio is presented both before and after any Incentive Fee.

"Expense ratios" are determined by dividing the total expenses, which include investment-related expenses (interest expense, stock borrow fees, and short dividend expense), operating expenses and management fees, by the average monthly net assets. The ratio of "total expenses" is presented both before and after any Incentive Fee.

Pursuant to the AICPA Audit and Accounting Guide, *Audits of Investment Companies*, investment companies are required to disclose certain financial highlights, which consist of net investment income or loss, expense ratios and total return. The Company believes the net investment loss ratio is not appropriately reflective of the Company's performance. Under the required disclosure the net investment loss ratio (determined by dividing net income, excluding principal transactions, by the average monthly net assets) was (3.86)%. Additionally, the Company's net income from investment operations per share was $3,870.52, comprised of net investment loss of $(2,075.40) and gain from principal transactions, net of $5,945.92.

11. Subsequent Events

During January 2005, the Company received $4.4 million in cash for participating shares issued and subscribed for as of December 31, 2004.

During the period January 1, 2005 to February 28, 2005, share subscriptions and redemptions of $22.0 million and $56.3 million, respectively, were made.

Highbridge Capital Corporation
Computation of Net Capital
Under Rule 15c3-1 of the
Securities and Exchange Commission
December 31, 2004
(in U.S. Dollars, in 000's)

Schedule I

Total shareholders' equity		$ 6,155,438
Total capital and allowable subordinated loans		6,155,438
Deductions and/or charges		
Non-allowable assets		
Investment in non-guaranteed subsidiaries	$ (5,180,765)	
Other assets	(3,809)	
Capital charges for spot and commodity futures	(56,489)	
Other deductions and/or charges	(316)	(5,241,379)
Net capital before haircuts		914,059
Haircuts on securities		
Trading and investment securities		
Other securities	(602,346)	
Undue concentration	-	(602,346)
Net capital		311,713
Net capital requirement		250
Excess net capital		$ 311,463
Net capital in excess of 120% of minimum net capital requirement		$ 311,413

There are no material differences between the above Computation of Net Capital included in this report and the corresponding schedules included in the Company's unaudited December 31, 2004 Part IIA FOCUS filing, as amended on February 28, 2005.

Highbridge Capital Corporation
Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities and Exchange Commission Act of 1934
December 31, 2004 — Schedule II

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 since the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

Highbridge Capital Corporation
Reconciliation of the Unaudted Form X-17A-5 to the Audited Consolidated Statement of Financial Condition
December 31, 2004
(in U.S. Dollars, in 000's)

Schedule III

	Unaudited Form X-17A-5	Subsidiaries Excluded, Reclassifications and Eliminations	Audited Consolidated Statement of Financial Condition
Assets			
Cash	$ 14,874	$ -	$ 14,874
Interest and dividends receivable	-	108,326	108,326
Due from clearing brokers	1,414,373	2,544,117	3,958,490
Securities inventory-pledged, at fair value	2,462,530	(2,462,530)	-
Equities, common and preferred stocks	-	5,122,191	5,122,191
Debt securities	-	13,814,983	13,814,983
Options	-	1,006,525	1,006,525
Investment in subsidiaries	5,180,765	(5,180,765)	-
Other assets	5,612	5,427	11,039
Total assets	$ 9,078,154	$ 14,958,274	$ 24,036,428
Liabilities and shareholders' equity			
Interest, dividends and fees payable	$ 2,968	49,607	$ 52,575
Due to clearing brokers	-	1,198,910	1,198,910
Securities sold, but not yet purchased, at fair value	2,825,809	(2,825,809)	-
Equities	-	15,080,792	15,080,792
Debt securities	-	1,094,710	1,094,710
Options	-	360,594	360,594
Incentive and management fees payable	29,180	-	29,180
Shareholders' redemptions payable	55,795	-	55,795
Other liabilities	8,964	(530)	8,434
Total liabilities	2,922,716	14,958,274	17,880,990
Shareholders' equity	6,155,438	4,375	6,159,813
Less: Subscriptions receivable	-	(4,375)	(4,375)
Total shareholders' equity	6,155,438	-	6,155,438
Total liabilities and shareholders' equity	$ 9,078,154	$ 14,958,274	$ 24,036,428

PRICEWATERHOUSECOOPERS


SEC MAIL PROCESSING
RECEIVED
MAR - 1 2005
WASH. D.C.
213
SECTION

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5 – Broker/Dealer

To the Board of Directors and Shareholders of Highbridge Capital Corporation:

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Highbridge Capital Coporation (the "Company") for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11);
2. Determining compliance with the exemptive provisions of Rule 15c3-3; and
3. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
2. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the

PRICEWATERHOUSECOOPERS

preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 28, 2005